CHINACAST EDUCATION CORPORATION

Suite 08, 20/F, One International Financial Centre, 1 Harbour View Street
Central, Hong Kong

October 22, 2010

Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	ChinaCast Education Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 29, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2010 File No. 1-33771

Dear Mr. Spirgel:

ChinaCast Education Corporation (the “Company”) is in receipt of the Staff’s letter dated September 24, 2010 with respect to comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

After discussions with our legal counsel and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than October 29, 2010.  The Company originally anticipated filing a response by October 25, 2010, however, the Company’s auditors are in the process of reviewing the responses to the comments in the Staff’s letter with their national office.  As a result, the Company requires additional time to respond to the Staff’s letter.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Antonio Sena Antonio Sena Chief Financial Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP